UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number 000-51138

GRAVITY CO., LTD.
(Translation of registrant’s name into English)

Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”) is furnishing this current report on Form 6-K to report that on July 11, 2013 Samil PricewaterhouseCoopers (“PwC”), the Korean firm of PricewaterhouseCoopers LLP and the Company’s independent registered public accounting firm, informed the Company of its resignation as the Company’s independent accountant.

PwC resigned due to conflict of interest issues arising from the fact that it has been engaged as a non-audit service provider by Sprint Corporation, formerly Sprint Nextel Corporation. Sprint Corporation is the Company’s sister company since July 11, 2013 as both are under the same parent company, SoftBank Corporation.

PwC’s audit reports on the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2011 and December 31, 2012 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended December 31, 2011 and December 31, 2012 and through the subsequent interim period on or prior to July 11, 2013, there were no disagreements between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in its audit reports; and there were also no reportable events as set forth in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided PwC with a copy of this Form 6-K and requested that PwC provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of PwC’s letter, dated July 18, 2013, is attached as Exhibit 16.1 to this Form 6-K.

Gravity plans to begin interviewing and selecting a replacement independent registered public accounting firm to perform the upcoming audit for the fiscal year ended December 31, 2013 as soon as possible and will furnish a report of foreign private issuer on Form 6-K once the appointment is complete.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: July 18, 2013

Exhibit Index

Exhibit No.	Description

16. 1	Letter from Samil PricewaterhouseCoopers to the Securities and Exchange Commission, dated July 18, 2013